July 11, 2011
VIA EDGAR
Mr. H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Buckeye Partners, L.P. Amendment No. 2 to Registration Statement on Form S-3 Filed July 1, 2011 File No. 333-172581
Dear Mr. Schwall,
     On behalf of Buckeye Partners, L.P. (the “Registrant”), we are submitting the enclosed marked version of Amendment No. 2 to the Registration Statement on Form S-3 File No. 333-172581 (the “Registration Statement”) filed on July 1, 2011 showing all changes made to Amendment No. 1 of the Registration Statement filed on June 6, 2011.
     Please direct any questions that you have with respect to the foregoing to Mike Rosenwasser at (212) 237-0019 or Ramey Layne at (212) 237-0135.

Sincerely,
/s/ E. Ramey Layne
E. Ramey Layne
Vinson & Elkins L.L.P.

cc:	William H. Schmidt, Jr. Mike Rosenwasser (Vinson & Elkins L.L.P.)